PINEBRIDGE MUTUAL FUNDS

OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is dated as of September 19, 2011 by and between Pinebridge Mutual Funds, a Delaware statutory trust (the “Trust”), on behalf of each series and class listed in Appendix A (each, a “Fund and, collectively the “Funds”), which may be amended from time to time, as attached hereto, each a series of the Trust, and the Advisor of the Funds, PineBridge Investments LLC. (the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Funds pursuant to the terms and provisions of the Investment Advisory Agreements dated March 26, 2010, as amended, between the Trust and the Advisor, on behalf of each Fund (the “Investment Advisory Agreement”); and

WHEREAS, each Fund  is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit each Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Advisor to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intended to be legally bound hereby, mutually agree as follows:

1.      Limit on Operating Expenses.  The Advisor hereby agrees to waive all or a portion of its agreed to advisory fees with respect to the Funds under each Fund’s respective Investment Advisory Agreement, and/or reimburse the Funds for Operating Expenses each incurs (if necessary) to the extent necessary to ensure that the total Operating Expenses of the Funds do not exceed the amounts listed in Appendix A (the “Annual Limits”) with respect to each Fund and each Class.  Annual Limits can be altered only with a majority vote of the Board of Trustees of the Trust.

2.      Definition.  For purposes of this Agreement, the term “Operating Expenses” with respect to a Fund and Class is defined to include all expenses necessary or appropriate for the operation of a Fund, including the Advisor’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage interest, dividends or interest on short positions, other interest expenses, brokerage commissions, Acquired Fund Fees and Expenses, and expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as indemnification and litigation.  For purposes of this Paragraph 2, “Acquired Fund Fees and Expenses” means the indirect fees and expenses that a Fund incurs from investing in the shares of other registered or unregistered investment companies.

3.      Reimbursement of Fees and Expenses.  The Advisor retains its right to receive reimbursement of any fee waiver and/or expense payments paid by it pursuant to this Agreement, made in the prior three years, provided that after giving effect to such reimbursement, total Operating Expenses (excluding all front-end or contingent deferred loads, taxes, leverage interest, dividends or interest on short positions, other interest expenses, brokerage commissions, Acquired Fund Fees and Expenses, and expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as indemnification and litigation, and other costs incurred in connection with the purchase and sale of securities and extraordinary items) of the Funds do not exceed the Annual Limits listed in Appendix A with respect to each Fund and each Class.  If the actual expense ratio is less than the Annual Limit and the Advisor has recouped any eligible previous payments, the Fund will be charged only such lower expenses.

4.      Term.  This Agreement shall become effective on the date specified herein and shall remain in effect for a period of not less than one year, and indefinitely thereafter , unless sooner terminated as provided in Paragraph 5 of this Agreement.

5.      Termination.  This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Funds, upon sixty (60) days written notice to the Advisor.  This Agreement may not be terminated by the Advisor without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld.  .  No shareholder approval is required to terminate or amend this agreement.

6.      Assignment.  This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.      Severability.  If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.      Other Agreements.  This Agreement supersedes any prior Operating Expense Limitation Agreement between the parties relating to the periods covered by this Agreement

9.      Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof, provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended and the Investment Advisers Act of 1940, as amended and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

PINEBRIDGE MUTUAL FUNDS	PINEBRIDGE INVESTMENTS LLC

By: /s/ Robin C. Thorn	By:

Print Name: Robin C. Thorn	Print Name:

Title: President	Title:

Appendix A

Operating Expense Limit

Fund	Class R	Class I	Effective Period
PineBridge US Micro Cap Fund	1.90%	1.60%	March 30, 2011- March 30, 2012
PineBridge US Small Cap Fund	1.65%	1.35%	March 30, 2011- March 30, 2012
Mid Cap PineBridge US Focus Fund	1.55%	1.20%	March 30, 2011- March 30, 2012
PineBridge US 25 Equity Fund	1.55%	1.20%	September 19, 2011 – September 19, 2012

Dated: September 19, 2011